UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 2)

                    Under the Securities Exchange Act of 1934

                            MERCER INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Shares of Beneficial Interest, $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    588056101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Jimmy S.H. Lee
 c/o Suite 282, 14900 Interurban Avenue South, Seattle, Washington  USA  98168
                           Telephone:  (206) 674-4639
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                              October 18, 2004
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            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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CUSIP  No.  588056101
          --------------------

1)     Names  of  Reporting  Persons/I.R.S. Identification Nos. of Above Persons

          JIMMY  S.H.  LEE
       -------------------------------------------------------------------------

2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group

       (a)   [  ]
       (b)   [  ]

3)     SEC  Use  Only
                       ---------------------------------------------------------


4)     Source  of  Funds     PF
                          ------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       -------------------------------------------------------------------------

6)     Citizenship  or  Place  of  Organization     CANADIAN
                                                --------------------------------

       Number  of               (7)  Sole  Voting  Power     1,619,800
       Shares  Bene-                                      ----------------------
       ficially                 (8)  Shared  Voting  Power     0
       Owned  by                                          ----------------------
       Each  Reporting          (9)  Sole  Dispositive  Power     1,619,800
       Person                                                 ------------------
       With                    (10)  Shared  Dispositive  Power     0
                                                               -----------------

11)   Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person

        1,619,800
      -------------------------------

12)   Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares

      --------------------------------------------------------------------------

13)   Percent  of  Class  Represented  by  Amount  in  Row  (11)     8.6%
                                                                   -------------

14)     Type  of  Reporting  Person       IN
                                     -------------------------------------------

This amendment No.2 to Schedule 13D (the "Amendment No. 2") amends the Schedule 13D/A of Jimmy S.H. Lee dated November 22, 2001 and is being filed by Mr. Lee to report his securityholdings of Mercer International Inc. ("Mercer").

ITEM  1.     SECURITY  AND  ISSUER.

This Amendment No. 2 relates to the shares of beneficial interest, $1.00 par value (the "Shares") of Mercer, a Massachusetts trust organized under the laws of the State of Washington, and having a principal executive office at Suite 282-14900 Interurban Ave. South, Seattle, Washington, USA 98168.

ITEM  2.     IDENTITY  AND  BACKGROUND.

This Amendment No. 2 is filed by Jimmy S.H. Lee. Mr. Lee is a citizen of Canada with an address at c/o Schutzengasse 32, CH-8001, Zurich, Switzerland. Mr. Lee serves as Chairman, President, Chief Executive Officer and a Trustee of Mercer.

During the last five years, Mr. Lee has not been convicted in a criminal proceeding, nor has Mr. Lee been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

Jimmy S.H. Lee currently owns 784,800 Shares and has presently exercisable options to acquire an additional 835,000 Shares granted pursuant to Mercer's Amended and Restated 1992 Non-Qualified Stock Option Plan (the "Option Plan"). Mr. Lee used $4,747,500 of personal or borrowed funds to pay the option price on exercise of 750,000 options to purchase Shares.

ITEM  4.     PURPOSE  OF  TRANSACTION.

Jimmy S.H. Lee was granted the aforementioned options to acquire Shares pursuant to the Option Plan. In April 1996, Mr. Lee was granted options to acquire 75,000 Shares at a price of $18.47 per Share. All of these options have vested and are presently exercisable. In July 1997, Mr. Lee was granted options to acquire 160,000 Shares at a price of $8.50 per Share. All of these options have vested and are presently exercisable. In March of 2003, Mr. Lee voluntarily surrendered all the options to acquire 75,000 Shares at price of $18.47 per Share and options to acquire 25,000 Shares at a price of $8.50 per Share. In October 1998, Mr. Lee was granted options to acquire 90,000 Shares at a price of $6.00 per Share. All of these options have vested and are presently exercisable. In January, 2000, Mr. Lee was granted options to acquire 1,360,000 Shares at a price of $6.375 per Share. All of these options have vested and are presently exercisable. On October 18, 2004, Mr. Lee exercised options to acquire 90,000 shares at a price of $6.00 per share and options to acquire 660,000 shares at a price of $6.375 per Share. The Shares were acquired for investment purposes.

Except as described herein or as publicly disclosed by Mercer, Mr. Lee does not have any plans or proposals which relate to or may result in any of the matters listed in Items 4(a)-(j) of Schedule 13D under the Exchange Act. Mr. Lee reserves the right to acquire additional securities of Mercer, to


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dispose  of such securities at any time or to formulate other purposes, plans or proposals  regarding  Mercer  or  any  of  its  securities.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

Jimmy S.H. Lee currently owns 784,800 Shares and options to acquire an aggregate of 835,000 Shares which are presently exercisable, representing in aggregate 8.6% of the Shares outstanding on a diluted basis. Mr. Lee holds the sole power to vote and dispose of all of the aforementioned Shares.

ITEM  6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
RESPECT  TO  SECURITIES  OF  THE  ISSUER.

Not  applicable.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

Not  applicable.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     October  18 ,  2004
                                                     --------------------------
                                                           (Date)


                                                     /s/  Jimmy  S.H.  Lee
                                                    ---------------------------
                                                            (Signature)


                                                        Jimmy  S.H.  Lee
                                                    ---------------------------
                                                               (Name)